

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 2, 2011

Mr. Geoffrey Jervis
Secretary
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

> **Re: Capital Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2011**
> **File No. 001-14788**

Dear Mr. Jervis:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kristina Aberg
Attorney-Advisor

cc: Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP